Exhibit 3

Execution Copy
AGREEMENT

This Agreement, dated as of March 25, 2011 (“Agreement”), is by and among dELiA*s, Inc., a Delaware corporation (the “Company”), Michael Zimmerman, an individual resident of New York (“Zimmerman”), Mario Ciampi, an individual resident of New York (“Ciampi”) and the other individuals and entities that are signatories hereto (collectively with Zimmerman and Ciampi, the “Zimmerman Group”).

WHEREAS, the Company and the Zimmerman Group have determined that the interests of the Company and its stockholders would be best served by adding Michael Zimmerman and Mario Ciampi to the Board on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth intending to be legally bound hereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.  Definitions.  For purposes of this Agreement the following terms have the meanings respectively set forth below:

(a) “Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act.

(b) “Associate” means, when used to indicate a relationship with any person: (i) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which such person is an officer or partner, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Company or any of its parents or subsidiaries.

(c) “Beneficial owner” and “beneficial ownership” shall have the respective meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act.

(d) “Board” means the Board of Directors of the Company.

(e) “Common Stock” means the Common Stock of the Company, $.001 par value per share.

(f) “Exchange Act” means the Securities Act of 1934, as amended.

(g) “Nominees” mean Michael Zimmerman and Mario Ciampi.

(h) “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(i) “SEC” means the Securities and Exchange Commission.

(j) “Standstill Period” means the period from the date hereof until the earliest of the following plus, with regard to clauses (i) and (ii) below, such additional period of time during which either of the Nominees shall serve as a member of the Board :

(i) 25 business days prior to  the last  date upon which a notice to the Secretary of the Company of nominations of directors for election to the Board or the proposal of business at the 2012 Annual Meeting would be considered timely under the certificate of incorporation and bylaws of the Company, if by such date either (A)  the Nominating and Corporate Governance Committee of the Company has not notified  each of the Nominees pursuant to Section 4(e) below that it has resolved to recommend to the Board that the Board nominate, and the Board has agreed to nominate,  each of the Nominees for election to the Board at the 2012 Annual Meeting of Stockholders; or (B) the Nominating and Corporate Governance Committee of the Company has so notified each of the Nominees but each of the Nominees has declined to stand for election as a Company nominee and has notified the Company of same;

(ii) 25 business days prior to the last date upon which a notice to the Secretary of the Company of nominations of directors for election to the Board or the proposal of business at the 2013 Annual Meeting would be considered timely under the certificate of incorporation and bylaws of the Company ; or

(iii)  such date, if any, as the Company has materially breached any of its commitments or obligations of this Agreement and, with regard to material breaches other than material breaches of Sections 4(a), 4(b) and 4(e), the Company has failed to cure such material breach within 5 business days of the earlier of (A) notice of such breach from either of the Nominees, or (B) actual knowledge thereof by one of the Company’s named executive officers (as such term is defined in Item 402(a)(2) of Regulation S-K under the Exchange Act).

(k) “2011 Annual Meeting” means the Company’s 2011 annual meeting of stockholders.

(l) “2012 Annual Meeting” means the Company’s 2012 annual meeting of stockholders.

2.  Representations and Warranties of the Company.  The Company represents and warrants as follows:

(a) The Company has the corporate power and authority to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and by general equity principles.

(c) The execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any material breach or violation of or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

3.  Representations and Warranties of the Zimmerman Group.  Each of the members of the Zimmerman Group severally, and not jointly, represents and warrants with respect to himself or itself as follows:

(a) Such party has the power and authority to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.  Such party, if an entity, has the corporate, limited partnership or limited liability company power and authority, as applicable, to execute, deliver and perform the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly authorized, executed and delivered by such party, and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws affecting the rights of creditors and by general equity principles.

(c) As of the respective dates of the Original Schedule 13D and Amendment No. 1, Amendment No. 2 and Amendment No. 3 (as each such term is defined below), respectively, each member of the Zimmerman Group were each the “beneficial owner” of a number of shares of Common Stock (as defined below) as set forth on the respective cover pages relating to such party in the Schedule 13D filed by Zimmerman, Prendel, LLC and Prentice Capital Management, LP with the Securities and Exchange Commission (the “SEC”) on September 8, 2010 (the “Original Schedule 13D”), Amendment No. 1 filed by Zimmerman, Prendel, LLC and Prentice Capital Management, LP with the SEC on September 15, 2010 (“Amendment No. 1”), Amendment No. 2 filed by Zimmerman, Prendel, LLC and Prentice Capital Management, LP with the SEC on November 1, 2010 (“Amendment No. 2”) and Amendment No. 3 filed by Zimmerman, Prendel, LLC and Prentice Capital Management, LP with the SEC on November 12, 2010 (“Amendment No. 3”).  The Original Schedule 13D, together with Amendment No. 1, Amendment No. 2 and Amendment No. 3, are collectively hereinafter referred to as the “Schedule 13D”.  As of the date hereof, the members of the Zimmerman Group own in the aggregate 2,864,345 shares of Common Stock.  Except for those Affiliates and Associates of such member with respect to whom a cover page is included in Amendment No. 3, no other Affiliate or Associate of such member beneficially owns any shares of Common Stock.

(d) The execution, delivery and performance of this Agreement by such party does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to him or it, or (ii) result in any material breach or violation of or constitute a material default (or an event which with notice or lapse of time or both could become a material default) under or pursuant to, or give any right of termination, amendment, acceleration or cancellation of, any organizational document (if an entity), or any agreement, contract, commitment, understanding or arrangement to which such party is a party or by which such party is bound.

4.  Appointment of New Directors and Related Matters.

(a) Concurrently herewith (the date hereof being the “Appointment Date”), the Board and any applicable committees of the Board shall take all necessary action to: (i) increase the size of the Board by two (2) directors to a total of seven (7) directors; (ii) appoint each of the Nominees as directors of the Company, effective as of the Appointment Date, to serve as members of the Board until the Company’s 2011 Annual Meeting of Stockholders and until their successors are duly elected and qualified; and (iii) appoint Zimmerman to serve as a member of the Nominating and Corporate Governance Committee and appoint Ciampi to serve as a member of the Compensation Committee, in each case effective as of the Appointment Date, to serve on applicable Committee so long as he continues to be a member of the Board.

(b) The Board and the Nominating and Corporate Governance Committee shall nominate each of the Nominees for election as directors at the 2011 Annual Meeting.  The Company agrees to recommend that the Company’s stockholders vote, and shall solicit proxies, in favor of the election of each of the Nominees at such meeting and otherwise support each of the Nominees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees.

(c) The members of the Zimmerman Group shall promptly file an amendment to the Schedule 13D reporting the entry into this Agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto.  The members of the Zimmerman Group shall provide to the Company a reasonable opportunity to review and comment on such amendment in advance of filing, and shall consider in good faith the reasonable and timely comments of the Company.

(d) Each member of the Zimmerman Group shall cause all shares of Common Stock owned of record or beneficially by him or it and his or its respective Affiliates and Associates to be present for quorum purposes and to be voted in favor of the incumbent directors nominated by the Board for election at the 2011 Annual Meeting.

(e) At least 25 business days prior to the last date upon which a notice to the Secretary of the Company of nominations of directors for election to the Board or the proposal of business at the 2012 Annual Meeting would be considered timely under the certificate of incorporation and bylaws of the Company, the Nominating and Corporate Governance Committee will notify each of the Nominees whether it has resolved to recommend them for re-election to the Board at the 2012 Annual Meeting.  If the Nominating and Corporate Governance Committee has resolved to so recommend each of the Nominees, and each of the Nominees agree, then (i) the Board shall nominate each of the Nominees for election as directors at the 2012 Annual Meeting, (ii) the Board shall recommend that the Company’s stockholders vote, and shall solicit proxies, in favor of the election of each of the Nominees at such meeting and otherwise support each of the Nominees for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees and (iii) each member of the Zimmerman Group shall cause all shares of Common Stock owned of record or beneficially by him or it and his or its respective Affiliates and Associates to be present for quorum purposes and to be voted in favor of the incumbent directors nominated by the Board for election at the 2012 Annual Meeting.

5.  Standstill.

(a) Each of the members of the Zimmerman Group agrees that, during the Standstill Period, he or it will not, and he or it will cause each of such Person’s Affiliates and Associates and require other Persons acting on his or its behalf not to, directly or indirectly:

(i) acquire, offer to acquire or agree to acquire, alone or in concert with any other individual or entity, by purchase, tender offer, exchange offer, agreement or business combination or any other manner, beneficial ownership of any securities of the Company; provided, however, that this restriction shall not apply to any securities received by each of the Nominees pursuant to Section 8 of this Agreement;

(ii) submit any shareholder proposal (pursuant to Rule 14a-8 promulgated by the SEC under the Exchange Act or otherwise) or any notice of nomination or other business for consideration at a stockholder meeting or written consent in lieu thereof, or nominate any candidate for election to the Board or oppose the directors nominated by the Board, other than as expressly permitted by this Agreement;

(iii) form, join in or in any other way participate in a “partnership, limited partnership, syndicate or other group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement other than as set forth in the Schedule 13D on the date hereof;

(iv) solicit proxies or written consents of shareholders, or otherwise conduct any nonbinding referendum with respect to Common Stock, or make, or in any way participate in, any “solicitation” of any “proxy” within the meaning of Rule 14a-1 promulgated by the SEC under the Exchange Act to vote, or advise, encourage or influence any Person with respect to voting, any shares of Common Stock with respect to any matter, or become a “participant” in any contested “solicitation” for the election of directors with respect to the Company (as such terms are defined or used under the Exchange Act and the rules promulgated by the SEC thereunder), other than a “solicitation” or acting as a “participant” in support of all of the nominees of the Board at the 2011 Annual Meeting or, if applicable, the 2012 Annual Meeting as set forth in this Agreement;

(v) seek, in any capacity other than as a member of the Board, to call, or to request the calling of, a special meeting of the shareholders of the Company, or seek to make, or make, a shareholder proposal at any meeting of the shareholders of the Company or make a request for a list of the Company’s shareholders (or otherwise induce, encourage or assist any other Person to initiate or pursue such a proposal or request) or otherwise acting alone, or in concert with others, seek to control or influence the governance or policies of the Company, except as a member of the Board or otherwise as expressly permitted by this Agreement; provided, however, that the foregoing shall not prohibit the Zimmerman Group from (A) making statements contemplated by Rule 14a-1(l)(2)(iv)(B) under the Exchange Act to the extent applicable to holders of interests in Prentice Capital Management, LP and Prendel, LLC, and by Rule 14a-1(l)(2)(iv)(C) to the extent relating to the foregoing statements), (B) engaging in discussions with other stockholders (so long as the Zimmerman Group does not initiate such discussions and such discussions are in compliance with the terms and conditions hereof) (clauses (1) and (2), together, “Permitted Actions”) with respect to any transaction that has been publicly announced by the Company involving a recapitalization of the Company, or a material acquisition, disposition or sale of assets or a business by the Company, or a change of control of the Company, (C) voting as it sees fit on any matter other than with respect to the election of directors, or (D) privately contacting the Board or management of the Company to express his views regarding Company matters so long as such contact or communication (1) will not require or result in an amendment to or other public disclosure in connection with the Schedule 13D filed by the Zimmerman Group or any of its affiliates with respect to the Company and (2)  does not unduly interfere with management’s duties and responsibilities or the day-to-day operation of the Company’s business and affairs;

(vi) effect or seek to effect, in any capacity other than as a member of the Board (including, without limitation, by entering into any discussions, negotiations, agreements or understandings with any third Person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist or facilitate any other Person to effect or seek, offer or propose (whether publicly or otherwise) to effect or cause or participate in (A) any acquisition of any material assets or businesses of the Company or any of its subsidiaries, or any sale, lease, exchange, pledge, mortgage, or transfer thereof (including through any arrangement having substantially the same economic or other effect as a sale, lease, exchange, pledge, mortgage, or transfer or assets); (B) any tender offer or exchange offer, merger, acquisition or other business combination involving the Company or any of its subsidiaries, or (C) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries;

(vii) publicly disclose, or cause or facilitate the public disclosure (including, without limitation, the filing of any document or report with the SEC or any other governmental agency or any disclosure to any journalist, member of the media or securities analyst) of, any intent, purpose, plan or proposal to obtain any waiver, or consent under, or any amendment of, any of the provisions of Sections 4 or 5 of this Agreement, or otherwise seek (in any manner that would require public disclosure by any of the members of the Zimmerman Group or their Affiliates or Associates) to obtain any waiver, consent under, or amendment of, any provision of this Agreement;

(viii) publicly disparage any member of the Board or management of the Company; provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure;

(ix) enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, cause, solicit, induce, assist or encourage, any other Person that engages, or offers or proposes to engage, in any of the foregoing; or

(x) take, cause, solicit, induce or assist others to take any action inconsistent with any of the foregoing.

Notwithstanding the provisions of this Section 5, the members of the Zimmerman Group shall be entitled to acquire, from time to time, in one or more transactions in the open market, in privately negotiated transactions or from the Company, additional securities of the Company, if, after giving effect to any acquisition of the additional securities, the number of shares of Common Stock beneficially owned by the Zimmerman Group would not exceed 14.0% of the aggregate number of shares of Common Stock outstanding (as reported in the most recent report filed by the Company with the SEC containing such information).

6.  Company Governing Documents and Policies.  By the Appointment Date, each of the Nominees shall review the Company’s certificate of incorporation and bylaws, as well as the Code of Business Conduct and Policy Regarding Shareholder Communications with the Board of Directors and charters of each of the committees of the Board on which they shall serve and agree to abide by the provisions thereof during their service as directors of the Company.  Each member of the Zimmerman Group acknowledges that United States and other applicable securities laws may prohibit any Persons who have material, nonpublic information concerning the Company from purchasing or selling securities of the Company or from communicating such information to any Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities in reliance upon such information.

7.  Questionnaires.  By the Appointment Date, each of the Nominees will have accurately completed the form of questionnaire provided by the Company for its use in connection with their appointment to the Board and preparation of the Company’s proxy statement and other reports filed with the SEC.

8.  Compensation.  Each of the Nominees shall be compensated for their service as directors and shall be reimbursed for their expenses on the same basis as all other non-employee directors of the Company are compensated and shall be eligible to be granted equity-based compensation on the same basis as all other non-employee directors of the Company.

9.  Indemnification and Insurance.  Each of the Nominees shall be entitled to the same rights of indemnification as the other directors of the Company as such rights may exist from time to time.  The Company shall, promptly after their election, take such action, if any, as may be necessary to add each of the Nominees to the Company’s directors and officers’ liability insurance policy as an Insured Person.

10.  Non-Disparagement.  During the Standstill Period, the Company shall not publicly disparage any member of the Zimmerman Group or any member of the management of the Zimmerman Group, provided that this provision shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable legal obligation and are subject to contractual provisions providing for confidential disclosure.

11.  Press Release.  Promptly following execution of this Agreement, the Company and the Zimmerman Group shall jointly issue a press release announcing the terms of this Agreement in the form attached hereto as Exhibit B.

12.  Reimbursement of Expenses.  All costs and expenses incurred in connection with this Agreement will be paid by the party incurring such cost or expense.

13.  Specific Performance.  Each party hereto acknowledges and agrees, on behalf of itself and its Affiliates, that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, as among the parties hereto, the parties will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity.  Any requirements for the securing or posting of any bond with such remedy are hereby waived.

14.  Jurisdiction.  Each party hereto agrees, on behalf of itself and its Affiliates, that any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby will be brought solely and exclusively in any state or federal court in the Borough of Manhattan in the State of New York (and the parties agree on behalf of themselves and their respective Affiliates not to commence any action, suit or proceeding relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S.  registered mail to the respective addresses set forth in Section 18 of this Agreement will be effective service of process for any such action, suit or proceeding brought against any party in any such court.  Each party, on behalf of itself and its Affiliates, irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement.  or the transactions contemplated hereby, in the state or federal courts in the Borough of Manhattan in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an improper or inconvenient forum.

15.  Applicable Law.  This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York, without regard to that state’s principles of conflicts of law (other than Section 5-1401 of the New York General Obligations Law).

16.  Counterparts; Facsimile or Electronic Signatures.  This Agreement may be executed in two or more counterparts, each of which shall be considered an original and all of which together shall constitute a one and the same agreement.  Facsimile or electronic (i.e., PDF) signatures shall be as effective as original signatures.

17.  Entire Agreement; Amendment and Waiver; Successors and Assigns.  This Agreement contains the entire understanding of the parties hereto with respect to, and supersedes all prior agreements relating to, its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the parties other than those expressly set forth herein.  This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors, heirs, executors, legal representatives, and assigns.

18.  Notices.  All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by telecopy, when such telecopy is transmitted to the telecopy number set forth below, or to such other telecopy number as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section, and the appropriate confirmation is received, provided a copy of such item sent via telecopy is also immediately sent via one of the other methods specified below, or (b) if given by personal delivery or via nationally recognized overnight courier, when actually received during normal business hours at the address specified in this Section, or at such other address as is provided by a party to this Agreement to the other parties pursuant to notice given in accordance with the provisions of this Section:

if to the Company:

dELiA*s, Inc.

50 West 23rd Street
New York, New York 10010
Fax no.: 212-590-6310
Email: wkillough@deliasinc.com; mschuback@deliasinc.com
Attention: Chief Executive Officer
Attention: General Counsel

with a copy to:

William D. Freedman, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Fax no.: (212) 704-5935
Email: william.freedman@troutmansanders.com

if the Zimmerman Group or any member thereof:

Prendel, LLC
Prentice Capital Management, LP
623 Fifth Avenue, 32nd Floor
New York, New York 10022
Attention: Michael Zimmerman
Fax no.: 212-756-1480
Email: michaelz@prenticecapital.com

with a copy to:

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Fax no.:
Email: marc.weingarten@srz.com

19.  No Third-Party Beneficiaries.  Nothing in this Agreement is intended to confer on any Person other than the parties hereto or their respective successors and assigns, and their respective Affiliates to the extent provided herein, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date first written above.

DELIA*S, INC.

By:	/s/Carter S. Evans
Name: Carter S. Evans
Title: Chairman

By:	/s/Michael Zimmerman
Michael Zimmerman

By:	/s/Mario Ciampi
Mario Ciampi

PRENDEL, LLC

By: Prentice Capital Management, LP, its Manager

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

PRENDEL CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager